UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated August 6, 2020

Commission File Number 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

This report on Form 6-K is incorporated by reference in the Registration Statement on Form F-3 of Integrated Media Technology Limited (No. 333-227741) filed with the U.S. Securities and Exchange Commission ("SEC") on October 9, 2018, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Placement Agreement and Convertible Purchase Note Agreement for a total of US$3 million funding with Nextglass Technologies Corp ("Nextglass")

On August 6, 2020, the Integrated Media Technology Limited ("IMTE" or the "Company") entered into two agreements with Nextglass Technologies Corp ("Nextglass"), an independent third party, to raise a total of US$3,000,000. The first agreement is a placement of 450,000 shares at a share price of US$3.00 per share to raise US$1,350,000. The second agreement is a Convertible Note Purchase Agreement (the "Purchase Agreement"), which Nextglass will invest US$1,650,000 under a convertible note (the "Note") without interest, maturing in two years from the date of the Note. The holder of the Note or the Company has the right to convert the principal into ordinary shares of the Company at a conversion price of US$3.00 per share over the term of the Note. The conversion price is subject to downward adjustment and has a floor price of US$1.50 if the Company sells ordinary shares below the conversion price within 12 months after the date of the Note. The Note cannot be prepaid. The holder of the Note is also entitled to piggyback registration rights. Furthermore, there is a conversion limitation such that no conversion can be effected if after such conversion Nextglass would own more than 19.99% equity interest in the Company. The Company will use the proceeds of the US$3,000,000 raise for the Company's operations and working capital.

Sale and Purchase Agreements ("SP Agreements") to purchase a total of 51% interests in Sunup Holdings Limited ("Sunup") for a total of US$1.5 million.

On August 6, 2020, the Company entered into two conditional SP Agreements to buy 25.5% equity interest in Sunup from each of Nextglass and Teko International Limited ("Teko") for US$750,000 each for a total consideration of US$1,500,000. The two (2) SP Agreements are identical and are summarized below.

The SP Agreements are both conditional on 1) IMTE satisfactory completing a due diligence on Sunup, and 2) obtaining all regulatory approvals, as necessary.

The consideration for each of the 25.5% of Sunup is US$750,000 for each of Nextglass and Teko, and each of them will be paid by the issuance of 250,000 shares in the Company (the "Consideration Shares") at US$3.00 per share. There is also a deferred consideration based on 5 times the annualized earnings for the next 2 years less the initial consideration of US$750,000.

From the commencement of the SP Agreements to until the deferred consideration is determined, Nextglass and Teko (individually the "Vendor") shall have the right to purchase the 25% Sunup equity interests back from the Company with their Consideration Shares if the Purchaser and Sunup terminates the directors and officers of Sunup without cause and without the consent of the Vendor, as applicable.

Sunup is engaged in the manufacturing and sale of nano coating plates used in air filters ("Plates"). Sunup has set up its equipment and is expected to be in commercial production in September 2020. Pursuant to an existing Manufacturing and Supply Agreement between Sunup and Nextglass, Nextglass will provide manufacturing services to Sunup under a pre agreed budget every 6 months period. Nextglass also undertakes to provide a minimum sales order to Sunup until certain conditions are met.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 11, 2020

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Placement Agreement between IMTE and Nextglass
99.2	Convertible Note Purchase Agreement
99.3	Sale and Purchase Agreement between IMTE and Nextglass for 25.5% interests in Sunup
99.4	Sale and Purchase Agreement between IMTE and Teko for 25.5% interests in Sunup